# Caroline MacDougall

**caroline@teeccino.com**



**Professional Experience:**

A pioneer in the herb industry, Caroline has designed and launched unique product offerings for over 35 years. She began her career in the 1970's at **Celestial Seasonings** where she ultimately became Vice President of International Trading and developed global suppliers of tea herbs.

Caroline is best known for having developed numerous lines of herbal teas for top tea companies like **Yogi Tea Company**, **The Republic of Tea, Uncle Lee's Teas, Organic India and her own brand, Teeccino Herbal Coffees & Teas**. She was responsible for converting Yogi Tea's original loose leaf formula into a tea bag version that could achieve flavor parity against the simmered spices that were part of the original brewing instructions. She subsequently developed many teas for Yogi Tea throughout the '80s and '90s. Caroline developed the first teas for The Republic of Tea at its inception in 1992. Among the collection of over 70 teas she has created for The Republic of Tea, she developed their award winning line of wellness teas and continues to serve as their "Minister of Herbs" today. For Organic India, she took an unknown herb, Tulsi, from India and turned it into a line of best selling teas that rank now in the top 10 tea SKUs in the natural food industry.

Her eclectic herbal career also includes developing a line of European herbal cigarettes, launching the first line of herbal over-the-counter drugs for **Nature's Herb Company**, designing potpourri blends for the **Fmali Herb Company,** which she sold and distributed to numerous companies including **Shaklee Corp**., and developing a highly profitable dried citrus peel business for the **Odwalla Juice Company,** where she established sales to the tea, spice, and potpourri industries and captured the majority share of the market.

Outside of the herbal domain, in 1985 Caroline co-founded an electronics company, **Interlink Electronics**, a publicly held company on the NASDAQ exchange, which was based in Santa Barbara and Ventura Counties. As Executive Vice President, she raised over $10 million to finance the company's expansion. For over 15 years as a member of the Board of Directors, she guided the company in its development from a fledgling start-up to its public offering as an emerging growth technology company in 1993.

As an expert in developing sources for botanicals, Caroline is responsible for introducing a number of botanicals to the North American market. Her focus on rainforest preservation led her to develop a number of exportable commodities with indigenous communities in Central American rainforest regions. She helped establish a drying and curing facility for vanilla beans to train workers from indigenous communities in many parts of Mexico and she developed two rainforest products: a rainforest honey for **Natural Nectar Corp**. and **The Rainforest Tea** for The Republic of Tea.

Additionally, Caroline was asked by S. African growers to reintroduce rooibos tea to the US after apartheid. She developed the concept for a national PR campaign which she led as the spokesperson. After she developed a line of Rooibos teas with The Republic of Tea, many other tea companies followed suit and Rooibos has become a major subcategory in the tea category.

Caroline's many years of creativity with herbal beverages culminated in the creation of **Teeccino® Herbal Coffees & Teas**. Since the company was launched in 1995, Teeccino has grown to be the market leader in the coffee alternatives category with over a 50% market share. Teeccino has won a number of taste awards from both consumer and chef organizations. Sold in natural food markets like Whole Foods and Sprouts nationwide as well as many etailers including Amazon, Teeccino has achieved significant industry recognition for its unique attributes and received numerous recommendations by best selling authors of health & diet books.

Caroline's responsibilities as CEO of Teeccino Caffé include overseeing production, sales and marketing programs, developing new products and new marketing concepts, and expanding brand awareness as spokesperson to the media. Teeccino Caffé is a women-owned business with the majority of shares owned by herself and her partner, Jerry Isenberg.

Arising out of Caroline's work in the rainforest, she rediscovered lost knowledge about a nutritious seed, ramón, from an upper canopy rainforest tree that the Maya used to drink as a roasted beverage before the Spaniards brought coffee to the Americas. Caroline pioneered the development of the wild harvest of ramón seeds in the Maya Biosphere Reserve in Guatemala and introduced it to N. America in 2005 as a new line of dark roasted Teeccino Herbal Coffees. The harvest of the ramón seed particularly empowers women in rural communities by providing income where income-earning opportunities for women are very rare. The Company has funded programs to educate indigenous women about the nutritional benefits of ramón seeds for their families.

Out of her passion for rainforest preservation, Caroline has guided Teeccino's philanthropy to support regional programs that preserve and reforest rainforest regions. The Company is funding a multi-year rewilding campaign involving 6 villages to restore the buffer zone around the Maya Biosphere Reserve by planting ramón trees to provide habitat for other native species.

In 2020, the Company launched two new Teeccino blend collections that Caroline developed featuring functional adaptogenic herbs and mushrooms and prebiotic concentrates. Both lines are congruent with the Company's mission to bring superior foods and beverages that support the pursuit of optimal health and to inspire and educate its customers to adopt a balanced, healthy lifestyle by avoiding stimulants like sugar and caffeine. Additionally, Caroline has overseen a complete make-over of Teeccino's packaging giving the company a new contemporary image.

In addition to her work as CEO of Teeccino, Caroline is a member of the Board of Directors for a non-profit organization operating in Santa Barbara and Ventura counties called The Spirit of

Entrepreneurship (SOE) Foundation. SOE awards cash prizes to student entrepreneurs who win a pitch competition for both high school and college students conducted by The Scheinfeld Center of Entrepreneurship at Santa Barbara City College. Additionally, SOE awards prizes to women entrepreneurs in eleven categories of industry and selects one woman entrepreneur for a Lifetime Achievement Award annually. As a past winner herself of one of SOE's awards, Caroline was inspired to serve on the board in order to enable the achievement of women and students entrepreneurs to be recognized and honored by their community.